May 1, 2009

VIA EDGAR/US MAIL

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Attention: Linda Cvrkel

Re:	Fuel Systems Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 22, 2008; File No. 1-32999

Dear Ms. Cvrkel:

This letter responds to the our phone conversation with you on April 29, 2009 regarding our April 24, 2009 response letter to the written comments received from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 6, 2009 related to the annual report on Form 10-K of Fuel Systems Solutions, Inc. (“Fuel Systems” or the “Company”) for the fiscal year ended December 31, 2007.

As we discussed, the schedules we provided with our April 24, 2009 response letter were prepared using the “rollover” approach. As you requested, we are including schedules prepared using the “iron curtain” approach to supplement the schedules included with our April 24, 2009 response letter. The following schedules are included:

•

A schedule that details the amount of the errors identified using the “iron curtain” approach with respect to both pre-tax earnings, net income and earnings per share for each quarterly period impacted and by fiscal year. Please refer to Exhibit D-1.

•

A schedule that details the adjustments recorded in Q4 2007 with respect to pre-tax earnings, net income and earnings per share, which relates to the quarterly periods in 2006 and the first three quarters in 2007. Please refer to Exhibit D-2.

•

A clear presentation of the financial statements for each period affected by the errors using the “iron curtain” approach if the errors were recorded in that period (please refer to Exhibits E-1 through E-21).

United States Securities &

Exchange Commission

May 1, 2009

•

We have updated our analysis of the errors pursuant to SAB 99 included as Exhibit C in our April 24, 2009 response letter to include the analysis of our impact of the errors for all periods affected using the “iron curtain” approach (please refer to Exhibit F).

*  *  *  *  *

Fuel Systems acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you are welcome to contact me at (714) 656-1213.

Sincerely,

/s/ Bill E. Larkin

Bill E. Larkin

Chief Financial Officer

cc:	Eva H. Davis, Kirkland & Ellis LLP

Exhibit D-1

Fuel Systems Solutions, Inc.

Detail of Identified Errors Related to Capitalization of Labor and Overhead costs Associated with the Build-up of Inventory

RE: Restatement in December 31, 2007 Form 10-K

Iron Curtain Analysis

Impact to P&L	Year Ended 2005	2006				Year Ended	2007			Nine Months Ended
	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep	30-Sep
Total pre-tax impact	$833	($33)	$131	$111	$76	$76	$347	$280	$229	$229

Total P&L impact (after tax)	$705	($31)	$82	$60	$25	$25	218	$182	$141	$141

Pre-tax income (loss) (as reported)	$5,087	$6,132	$3,880	$6,692	$755	$17,459	$3,227	$2,483	$2,291	$8,004
Net income (loss) (as reported)	($10,354)	$3,274	$1,736	$3,126	($1,224)	$6,912	$1,018	$395	($359)	$1,055

Impact to pre-tax income (loss)	16%	-1%	3%	2%	10%	0%	11%	11%	10%	3%

Impact to net income (loss)	-7%	-1%	5%	2%	-2%	0%	21%	46%	-39%	13%

EPS (as reported)	($0.77)	$0.22	$0.11	$0.20	($0.08)	$0.46	$0.07	$0.03	($0.02)	$0.07
Impact to EPS	$0.05	$0.00	$0.01	$0.01	$0.00	$0.00	$0.01	$0.01	$0.01	$0.01
	-6%	0%	9%	5%	0%	0%	14%	33%	-50%	14%

Exhibit D-2

Fuel Systems Solutions, Inc.

Detail of Identified Errors Related to Capitalization of Labor and Overhead costs Associated with the Build-up of Inventory

RE: Restatement in December 31, 2007 Form 10-K

Adjustments Recorded in Q4 2007

Impact to P&L	Quarter Ended December 31, 2007	Year Ended December 31, 2007

Total pre-tax impact	$229	$229

Total P&L impact (after tax)	$141	$141

Pre-tax income (loss) (as reported)	$8,258	$16,259
Net income (loss) (as reported)	$4,700	$5,754

Impact to pre-tax income (loss)	3%	1%

Impact to net income (loss)	3%	2%

EPS (as reported)	$0.30	$0.37
Impact to EPS	$0.01	$0.01
	3%	3%

Exhibit E-1

Fuel Systems Solutions, Inc.

Statement of Operations

Year Ended December 31, 2005

	Year Ended December 31, 2005
(in thousands, except per share data)	As Previously Reported in 2006 Form 10-K	Adjustments		As Restated
Statement of Operations
Revenue	$174,539	$—		$174,539
Cost of revenue	134,357	(371	)(a)	133,717
		(269	)(b)

Gross profit	40,182	640		40,822

Total operating expenses	34,865	—		34,865

Operating income	5,317	640		5,957
Other income, net	460	—		460
Interest income	345	—		345
Interest expense	(1,035)	—		(1,035)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	5,087	640		5,727
Equity share in earnings of unconsolidated affiliates	1,035	292	(b)	1,327
Write-off of investment in unconsolidated affiliates	(1,045)	—		(1,045)
Income tax expense	(14,339)	(99	)(a)	(14,438)

Loss from operations before minority interests	(9,262)	833		(8,429)
Minority interest in income of consolidated subsidiaries	(975)	(128	)(c)	(1,103)

Loss from continuing operations	(10,237)	705		(9,532)
Cumulative effect of a change in accounting principle, net of taxes	(117)	—		(117)

Net loss	$(10,354)	$705		$(9,649)

Net loss per share:
Basic and diluted:
Loss from continuing operations	$(0.76)	$0.05		$(0.71)

Per share effect of cumulative effect of a change in accounting principle	$(0.01)	$—		$(0.01)

Net loss	$(0.77)	$0.05		$(0.72)

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents an adjustment to the beginning balance sheet for BRC for the acquisition of the second 50% on March 31, 2005 related to capitalizing certain costs associated with inventory.

BRC -50%	gross inventory adjustment for capitalizing certain costs associated with inventory
$ 466	tax impact
(174)	frecorded to equity share in earnings of unconsolidated affiliates in Q1 2005

$ 292

$ 292	net Q1 2005 adjustment related to capitalizing certain costs associated with inventory
23	difference due to foreign exchange translation adjustment

$ 269	adjustment to cost of revenue to correct the beginning balance sheet for BRC for the acquisition of the second 50%

(c)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-2

Fuel Systems Solutions, Inc.

Balance Sheet

Year Ended December 31, 2005

	Year Ended December 31, 2005
(in thousands)	As Previously Reported in 2006 Form 10-K	Adjustments		As Restated
Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$27,110	$—		$27,110
Net accounts receivable	38,200	—		38,200
Net inventory	32,830	371	(a)	34,000
		932	(b)
		(133	)(d)
Deferred tax assets	1,127	11	(a)	826
		(348	)(b)
		36	(d)
Other current assets	3,441	—		3,441
Related party receivables	3,306	—		3,306

Total current assets	106,014	869		106,883
Net equipment and leasehold improvements	14,074	—		14,074
Goodwill	36,338	(399	)(e)	35,939
Net deferred tax assets	—	—		—
Intangible assets, net	11,009	—		11,009
Investment in affiliates	1,347	—		1,347
Other assets	3,501	—		3,501
Related party receivables—long term	3,570	—		3,570

TOTAL ASSETS	$175,853	$470		$176,323

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$34,427	$—		$34,427
Other accrued expenses	17,206	—		17,206
Current revolving line of credit	6,248	—		6,248
Current maturities of long-term debt	2,634	—		2,634
Current portion or capital leases	278	—		278
Deferred tax liabilities	—	110	(a)	99
		(11	)(d)
Related party payables	4,925	—		4,925

Total current liabilities	65,718	99		65,817
Term loans	7,688	—		7,688
Capital leases	774	—		774
Other liabilities	5,206	—		5,206
Deferred tax liability	6,918	(399	)(e)	6,519
Minority interest	3,152	128	(c)	3,268
		(12	)(d)

Total Liabilities	89,456	(184)		89,272
Stockholders’ equity:
Preferred stock	—	—		—
Common stock	14	—		14
Additional paid-in capital relating to common stock	204,607	—		204,607
Shares held in trust	(616)	—		(616)
Retained earnings (accumulated deficit)	(115,989)	705		(115,284)
Accumulated other comprehensive income	(1,619)	23	(b)	(1,670)
		(74	)(d)

Total shareholders’ equity	86,397	654		87,051

Total Liabilities & Equities	$175,853	$470		$176,323

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents an adjustment to the beginning balance sheet for BRC for the acquisition of the second 50% on March 31, 2005 related to capitalizing certain costs associated with inventory and related foreign exchange translation adjustment.

BRC - 100%
$ 932	beginning balance adjustment for gross inventory related to capitalizing certain costs associated with inventory upon consolidation of BRC
(348)	beginning balance adjustment for deferred tax related to capitalizing certain costs associated with inventory upon consolidation of BRC

$ 584	net beginning balance adjustment

(c)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(d)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(e)	Represents an adjustment to correct the purchase accounting for the Company's acquisition of the second 50% of BRC in 2005.

Exhibit E-3

Fuel Systems Solutions, Inc.

Statement of Operations

Quarter Ended March 31, 2006

	Quarter Ended March 31, 2006
(in thousands, except per share data)	As Previously Reported in Q1 2006 Form 10-Q	Recorded Adjustments	As Previously Reported in Q1 2006 Form 10-Q	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$56,081	$—	$56,081	$—		$56,081
Cost of revenue	40,864	—	40,864	33	(a)	40,897

Gross profit	15,217	—	15,217	(33)		15,184

Total operating expenses	8,699	—	8,699	—		8,699

Operating income	6,518	—	6,518	(33)		6,485
Other income, net	(242)	—	(242)	—		(242)
Interest expense, net	(144)	—	(144)	—		(144)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	6,132	—	6,132	(33)		6,099
Equity share in earnings of unconsolidated affiliates	147	—	147	—		147
Income tax expense	(2,713)	—	(2,713)	4	(a)	(2,709)

Income from operations before minority interests	3,566	—	3,566	(29)		3,537
Minority interest in income of consolidated subsidiaries	(292)	—	(292)	(2	)(b)	(294)

Net income	$3,274	$—	$3,274	$(31)		$3,243

Net income per share:
Basic	$0.23	$—	$0.23	$(0.00)		$0.22

Diluted	$0.22	$—	$0.22	$(0.00)		$0.22

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-4

Fuel Systems Solutions, Inc.

Balance Sheet

Quarter Ended March 31, 2006

(in thousands)	Quarter Ended March 31, 2006
Balance Sheet	As Previously Reported in Q1 2006 Form 10-Q	Recorded Adjustments		As Restated in 2007 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$28,017	$—		$28,017	$—		$28,017
Net accounts receivable	45,711	—		45,711	—		45,711
Net inventory	44,018	1,187	(d)	45,205	(33	)(a)	45,175
					3	(c)
Deferred tax assets	—	(305	)(d)	(305)	6	(a)	(301)
					(2	)(c)
Other current assets	4,086	—		4,086	—		4,086
Related party receivables	1,769	—		1,769	—		1,769

Total current assets	123,601	882		124,483	(26)		124,457
Net equipment and leasehold improvements	15,249	—		15,249	—		15,249
Goodwill	36,849	(407	)(d)	36,442	—		36,442
Net deferred tax assets	1,167	—		1,167	—		1,167
Intangible assets, net	10,785	—		10,785	—		10,785
Investment in affiliates	1,166	—		1,166	—		1,166
Other assets	2,408	—		2,408	—		2,408
Related party receivables—long term	3,784	—		3,784	—		3,784

TOTAL ASSETS	$195,009	$475		$195,484	$(26)		$195,458

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$45,269	$—		$45,269	$—		$45,269
Other accrued expenses	20,664	—		20,664	—		20,664
Current revolving line of credit	4,843	—		4,843	—		4,843
Current maturities of long-term debt	2,568	—		2,568	—		2,568
Current portion or capital leases	287	—		287	—		287
Deferred tax liabilities	1,928	101	(d)	2,029	2	(a)	2,031
Related party payables	6,582	—		6,582	—		6,582

Total current liabilities	82,141	101		82,242	2		82,244
Term loans	7,282	—		7,282	—		7,282
Capital leases	731	—		731	—		731
Other liabilities	3,802	—		3,802	—		3,802
Deferred tax liability	4,858	(407	)(d)	4,451	—		4,451
Minority interest	3,443	119	(d)	3,562	2	(b)	3,564
					(1	)(c)	(1)

Total liabilities	102,257	(187)		102,070	3		102,073
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	206,026	—		206,026	—		206,026
Shares held in trust	(510)	—		(510)	—		(510)
Retained earnings (accumulated deficit)	(112,715)	705	(d)	(112,010)	(31)		(112,041)
Accumulated other comprehensive income	(64)	(43	)(d)	(107)	2	(c)	(105)

Total shareholders’ equity	92,752	662		93,414	(29)		93,385

Total Liabilities & Equities	195,009	475		195,484	(26)		195,458

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
17	impact of foreign exchange translation at 3/31/06

$1,187	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(4)	impact of foreign exchange translation at 3/31/06

$(305)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(8)	impact of foreign exchange translation at 3/31/06

$(407)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
2	impact of foreign exchange translation at 3/31/06

$101	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
3	impact of foreign exchange translation at 3/31/06

$119	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
8	impact of foreign exchange translation at 3/31/06

$(43)	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-5

Fuel Systems Solutions, Inc.

Statement of Operations

Quarter Ended June 30, 2006

	Quarter Ended June 30, 2006
(in thousands, except per share data)	As Previously Reported in Q2 2006 Form 10-Q	Recorded Adjustments	As Previously Reported in Q2 2006 Form 10-Q	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$57,159	$—	$57,159	$—		$57,159
Cost of revenue	45,111	—	45,111	(131	)(a)	44,980

Gross profit	12,048	—	12,048	131		12,179

Total operating expenses	7,079	—	7,079	—		7,079

Operating income	4,969	—	4,969	131		5,100
Other income, net	(963)	—	(963)	—		(963)
Interest expense, net	(126)	—	(126)	—		(126)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	3,880	—	3,880	131		4,011
Equity share in earnings of unconsolidated affiliates	167	—	167	—		167
Income tax expense	(1,918)	—	(1,918)	(60	)(a)	(1,978)

Income from operations before minority interests	2,129	—	2,129	71		2,200
Minority interest in income of consolidated subsidiaries	(393)	—	(393)	11	(b)	(382)

Net income	$1,736	$—	$1,736	$82		$1,818

Net income per share:
Basic	$0.12	$—	$0.12	$0.01		$0.12

Diluted	$0.11	$—	$0.11	$0.01		$0.12

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-6

Fuel Systems Solutions, Inc.

Balance Sheet

Quarter Ended June 30, 2006

(in thousands)	Quarter Ended June 30, 2006
Balance Sheet	As Previously Reported in Q2 2006 Form 10-Q	Recorded Adjustments		As Restated in 2007 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$17,621	$—		$17,621	$—		$17,621
Net accounts receivable	49,585	—		49,585	—		49,585
Net inventory	52,559	1,232	(d)	53,791	131	(a)	53,926
					4	(c)
Deferred tax assets	136	(317	)(d)	(181)	(69	)(a)	(251)
					(1	)(c)
Other current assets	4,108	—		4,108	—		4,108
Related party receivables	2,262	—		2,262	—		2,262

Total current assets	126,271	915		127,186	65		127,251
Net equipment and leasehold improvements	16,582	—		16,582	—		16,582
Goodwill	38,119	(423	)(d)	37,696	—		37,696
Net deferred tax assets	1,258	—		1,258	—		1,258
Intangible assets, net	10,755	—		10,755	—		10,755
Investment in affiliates	1,036	—		1,036	—		1,036
Other assets	2,324	—		2,324	—		2,324
Related party receivables - long term	3,502	—		3,502	—		3,502

TOTAL ASSETS	199,847	492		200,339	65		200,404

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$47,680	$—		$47,680	$—		$47,680
Other accrued expenses	17,575	—		17,575	—		17,575
Current revolving line of credit	1,451	—		1,451	—		1,451
Current maturities of long-term debt	2,984	—		2,984	—		2,984
Current portion or capital leases	314	—		314	—		314
Deferred tax liabilities	1,672	105	(d)	1,777	(9	)(a)	1,768
Related party payables	6,194	—		6,194	—		6,194

Total current liabilities	77,870	105		77,975	(9)		77,966
Term loans	6,884	—		6,884	—		6,884
Capital leases	884	—		884	—		884
Other liabilities	4,114	—		4,114	—		4,114
Deferred tax liability	4,842	(423	)(d)	4,419	—		4,419
Minority interest	3,094	123	(d)	3,217	(11	)(b)	3,207
					1	(c)

Total liabilities	97,688	(195)		97,493	(19)		97,474
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	210,339	—		210,339	—		210,339
Shares held in trust	(520)	—		(520)	—		(520)
Retained earnings (accumulated deficit)	(110,979)	705	(d)	(110,274)	82		(110,192)
Accumulated other comprehensive income	3,304	(18	)(d)	3,286	2	(c)	3,288

Total shareholders’ equity	102,159	687		102,846	84		102,930

Total Liabilities & Equities	$199,847	$492		$200,339	$65		$200,404

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
62	impact of foreign exchange translation at 6/30/06

$1,232	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(16)	impact of foreign exchange translation at 6/30/06

$(317)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(24)	impact of foreign exchange translation at 6/30/06

$(423)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
6	impact of foreign exchange translation at 6/30/06

$105	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
7	impact of foreign exchange translation at 6/30/06

$123	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
33	impact of foreign exchange translation at 6/30/06

$(18)	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-7

Fuel Systems Solutions, Inc.

Statement of Operations

Quarter Ended September 30, 2006

	Quarter Ended September 30, 2006
(in thousands, except per share data)	As Previously Reported in Q3 2006 Form 10-Q	Recorded Adjustments	As Previously Reported in Q3 2006 Form 10-Q	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$55,437	$—	$55,437	$—		$55,437
Cost of revenue	40,188	—	40,188	(111	)(a)	40,077

Gross profit	15,249	—	15,249	111		15,360

Total operating expenses	8,689	—	8,689	—		8,689

Operating income	6,560	—	6,560	111		6,671
Other income, net	203	—	203	—		203
Interest expense, net	(71)	—	(71)	—		(71)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	6,692	—	6,692	111		6,803
Equity share in earnings of unconsolidated affiliates	39	—	39	—		39
Income tax expense	(2,903)	—	(2,903)	(51	)(a)	(2,954)

Income from operations before minority interests	3,828	—	3,828	60		3,888
Minority interest in income of consolidated subsidiaries	(702)	—	(702)	—		(702)

Net income	$3,126	$—	$3,126	$60		$3,186

Net income per share:
Basic	$0.21	$—	$0.21	$0.00		$0.21

Diluted	$0.20	$—	$0.20	$0.01		$0.21

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.

Exhibit E-8

Fuel Systems Solutions, Inc.

Balance Sheet

Quarter Ended September 30, 2006

(in thousands)	Quarter Ended September 30, 2006
Balance Sheet	As Previously Reported in Q3 2006 Form 10-Q	Recorded Adjustments		As Restated in 2007 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$13,707	$—		$13,707	$—		$13,707
Net accounts receivable	44,243	—		44,243	—		44,243
Net inventory	54,734	1,248	(d)	55,982	111	(a)	56,099
					6	(c)
Deferred tax assets	1,964	(321	)(d)	1,643	(51	)(a)	1,590
					(2	)(c)
Other current assets	7,027	—		7,027	—		7,027
Related party receivables	2,833	—		2,833	—		2,833

Total current assets	124,508	927		125,435	64		125,499
Net equipment and leasehold improvements	18,713	—		18,713	—		18,713
Goodwill	38,530	(428	)(d)	38,102	—		38,102
Net deferred tax assets	—	—		—	—		—
Intangible assets, net	10,411	—		10,411	—		10,411
Investment in affiliates	1,198	—		1,198	—		1,198
Other assets	2,008	—		2,008	—		2,008
Related party receivables—long term	3,578	—		3,578	—		3,578

TOTAL ASSETS	$198,946	$499		$199,445	$64		$199,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,466	$—		$36,466	$—		$36,466
Other accrued expenses	22,031	—		22,031	—		22,031
Current revolving line of credit	3,356	—		3,356	—		3,356
Current maturities of long-term debt	3,060	—		3,060	—		3,060
Current portion or capital leases	340	—		340	—		340
Deferred tax liabilities	—	106	(d)	106	—	(a)	106
Related party payables	3,733	—		3,733	—		3,733

Total current liabilities	68,986	106		69,092	—		69,092
Term loans	6,325	—		6,325	—		6,325
Capital leases	770	—		770	—		770
Other liabilities	4,395	—		4,395	—		4,395
Deferred tax liability	6,876	(428	)(d)	6,448	—		6,448
Minority interest	4,244	125	(d)	4,369	—	(b)	4,369

Total liabilities	91,596	(197)		91,399	—		91,399
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	211,665	—		211,665	—		211,665
Shares held in trust	(537)	—		(537)	—		(537)
Retained earnings (accumulated deficit)	(107,853)	705	(d)	(107,148)	60		(107,088)
Accumulated other comprehensive income	4,060	(9	)(d)	4,051	4	(c)	4,055

Total shareholders’ equity	107,350	696		108,046	64		108,110

Total Liabilities & Equities	$198,946	$499		$199,445	$64		$199,509

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
78	impact of foreign exchange translation at 9/30/06

$1,248	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(20)	impact of foreign exchange translation at 9/30/06

$(321)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(29)	impact of foreign exchange translation at 9/30/06

$(428)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
7	impact of foreign exchange translation at 9/30/06

$106	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
9	impact of foreign exchange translation at 9/30/06

$125	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
42	impact of foreign exchange translation at 9/30/06

$(9)	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-9

Fuel Systems Solutions, Inc.

Statement of Operations

Quarter Ended December 31, 2006

	Quarter Ended December 31, 2006
(in thousands, except per share data)	Derived from Previously Reported 2006 Form 10-K	Recorded Adjustments	Derived from Previously Reported 2006 Form 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$52,139	$—	$52,139	$—		$52,139
Cost of revenue	40,500	—	40,500	(76	)(a)	40,424

Gross profit	11,639	—	11,639	76		11,715

Total operating expenses	9,651	—	9,651	—		9,651

Operating income	1,988	—	1,988	76		2,064
Other income, net	(869)	—	(869)	—		(869)
Interest expense, net	(364)	—	(364)	—		(364)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	755	—	755	76		831
Equity share in earnings of unconsolidated affiliates	332	—	332	—		332
Write-off of investment in unconsolidated affiliates	(271)	—	(271)	—		(271)
Income tax expense	(1,759)	—	(1,759)	(34	)(a)	(1,793)

Loss from operations before minority interests	(943)	—	(943)	42		(901)
Minority interest in income of consolidated subsidiaries	(281)	—	(281)	(17	)(b)	(298)

Net loss	$(1,224)	$—	$(1,224)	$25		$(1,199)

Net loss per share:
Basic	$(0.08)	$—	$(0.08)	$0.00		$(0.08)

Diluted	$(0.08)	$—	$(0.08)	$0.00		$(0.08)

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-10

Fuel Systems Solutions, Inc.

Balance Sheet

Quarter and Year Ended December 31, 2006

(in thousands)	Quarter and Year Ended December 31, 2006
Balance Sheet	Derived from Previously Reported 2006 Form 10-K	Recorded Adjustments		As Restated in 2007 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$11,546	$—		$11,546	$—		$11,546
Net accounts receivable	44,246	—		44,246	—		44,246
Net inventory	56,527	1,300	(d)	57,827	76	(a)	57,918
					15	(c)
Deferred tax assets	2,658	(334	)(d)	2,324	(19	)(a)	2,299
					(6	)(c)
Other current assets	2,588	—		2,588	—		2,588
Related party receivables	2,442	—		2,442	—		2,442

Total current assets	120,007	966		120,973	66		121,039
Net equipment and leasehold improvements	21,287	—		21,287	—		21,287
Goodwill	39,995	(445	)(d)	39,550	—		39,550
Net deferred tax assets	18	—		18	—		18
Intangible assets, net	10,361	—		10,361	—		10,361
Investment in affiliates	1,374	—		1,374	—		1,374
Other assets	2,112	—		2,112	—		2,112
Related party receivables—long term	3,358	—		3,358	—		3,358

TOTAL ASSETS	$198,512	$521		$199,033	$66		$199,099

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,625	$—		$28,625	$—		$28,625
Other accrued expenses	19,911	—		19,911	—		19,911
Current revolving line of credit	9,103	—		9,103	—		9,103
Current maturities of long-term debt	2,948	—		2,948	—		2,948
Current portion or capital leases	367	—		367	—		367
Deferred tax liabilities	—	111	(d)	111	15	(a)	126
Related party payables	2,802	—		2,802	—		2,802

Total current liabilities	63,756	111		63,867	15		63,882
Term loans	5,846	—		5,846	—		5,846
Capital leases	671	—		671	—		671
Other liabilities	6,325	—		6,325	—		6,325
Deferred tax liability	6,320	(445	)(d)	5,875	—		5,875
Minority interest	4,816	130	(d)	4,946	17	(b)	4,963

Total liabilities	87,734	(204)		87,530	32		87,562
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	212,275	—		212,275	—		212,275
Shares held in trust	(460)	—		(460)	—		(460)
Retained earnings (accumulated deficit)	(109,077)	705	(d)	(108,372)	25		(108,347)
Accumulated other comprehensive income	8,025	20	(d)	8,045	9	(c)	8,054

Total shareholders’ equity	110,778	725		111,503	34		111,537

Total Liabilities & Equities	$198,512	$521		$199,033	$66		$199,099

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
130	impact of foreign exchange translation at 12/31/06

$1,300	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(33)	impact of foreign exchange translation at 12/31/06

$(334)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(46)	impact of foreign exchange translation at 12/31/06

$(445)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
12	impact of foreign exchange translation at 12/31/06

$111	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
14	impact of foreign exchange translation at 12/31/06

$130	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
71	impact of foreign exchange translation at 12/31/06

$20	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-11

Fuel Systems Solutions, Inc.

Statement of Operations

Year Ended December 31, 2006

	Year Ended December 31, 2006
(in thousands, except per share data)	As Previously Reported in 2006 Form 10-K	Recorded Adjustments	As Previously Reported in 2006 Form 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$220,816	$—	$220,816	$—		$220,816
Cost of revenue	166,663	—	166,663	(76	)(a)	166,587

Gross profit	54,153	—	54,153	76		54,229

Total operating expenses	34,118	—	34,118	—		34,118

Operating income	20,035	—	20,035	76		20,111
Other income, net	(1,871)	—	(1,871)	—		(1,871)
Interest expense, net	(705)	—	(705)	—		(705)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	17,459	—	17,459	76		17,535
Equity share in earnings of unconsolidated affiliates	685	—	685	—		685
Write-off of investment in unconsolidated affiliates	(271)		(271)	—		(271)
Income tax expense	(9,293)	—	(9,293)	(34	)(a)	(9,327)

Income from operations before minority interests	8,580	—	8,580	42		8,622
Minority interest in income of consolidated subsidiaries	(1,668)	—	(1,668)	(17	)(b)	(1,685)

Net income	$6,912	$—	$6,912	$25		$6,937

Net income per share:
Basic	$0.46	$—	$0.46	$0.00		$0.47

Diluted	$0.46	$—	$0.46	$0.00		$0.46

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-12

Fuel Systems Solutions, Inc.

Statement of Operations

Quarter Ended March 31, 2007

	Quarter Ended March 31, 2007
(in thousands, except per share data)	As Previously Reported in Q1 2007 Form 10-Q	Recorded Adjustments	As Previously Reported in Q1 2007 Form 10-Q	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$54,833	$—	$54,833	$—		$54,833
Cost of revenue	41,055	—	41,055	(347	)(a)	40,708

Gross profit	13,778	—	13,778	347		14,125

Total operating expenses	10,014	—	10,014	—		10,014

Operating income	3,764	—	3,764	347		4,111
Other income, net	(246)	—	(246)	—		(246)
Interest expense, net	(291)	—	(291)	—		(291)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	3,227	—	3,227	347		3,574
Equity share in earnings of unconsolidated affiliates	163	—	163	—		163
Income tax expense	(1,905)	—	(1,905)	(111	)(a)	(2,016)

Income from operations before minority interests	1,485	—	1,485	236		1,721
Minority interest in income of consolidated subsidiaries	(467)	—	(467)	(18	)(b)	(485)

Net income	$1,018	$—	$1,018	$218		$1,236

Net income per share:
Basic	$0.07	$—	$0.07	$0.01		$0.08

Diluted	$0.07	$—	$0.07	$0.01		$0.08

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-13

Fuel Systems Solutions, Inc.

Balance Sheet

Quarter Ended March 31, 2007

(in thousands)	Quarter Ended March 31, 2007
Balance Sheet	As Previously Reported in Q1 2007 Form 10-Q	Recorded Adjustments		As Restated in 2007 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$11,454	$—		$11,454	$—		$11,454
Net accounts receivable	46,726	—		46,726	—		46,726
Net inventory	58,894	1,315	(d)	60,209	347	(a)	60,559
					3	(c)
Deferred tax assets	3,374	(338	)(d)	3,036	(118	)(a)	2,916
					(2	)(c)
Other current assets	2,468	—		2,468	—		2,468
Related party receivables	1,519	—		1,519	—		1,519

Total current assets	124,435	977		125,412	230		125,642
Net equipment and leasehold improvements	21,842	—		21,842	—		21,842
Goodwill	40,401	(449	)(d)	39,952	—		39,952
Net deferred tax assets	18	—		18	—		18
Intangible assets, net	9,987	—		9,987	—		9,987
Investment in affiliates	1,525	—		1,525	—		1,525
Other assets	2,095	—		2,095	—		2,095
Related party receivables—long term	3,598	—		3,598	—		3,598

TOTAL ASSETS	$203,901	$528		$204,429	$230		$204,659

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,001	$—		$28,001	$—		$28,001
Other accrued expenses	23,117	—		23,117	—		23,117
Current revolving line of credit	8,592	—		8,592	—		8,592
Current maturities of long-term debt	2,848	—		2,848	—		2,848
Current portion or capital leases	363	—		363	—		363
Deferred tax liabilities	—	112	(d)	112	(7	)(a)	104
					(1	)(c)
Related party payables	2,788	—		2,788	—		2,788

Total current liabilities	65,709	112		65,821	(8)		65,813
Term loans	5,238	—		5,238	—		5,238
Capital leases	593	—		593	—		593
Other liabilities	6,407	—		6,407	—		6,407
Deferred tax liability	6,300	(449	)(d)	5,851	—		5,851
Minority interest	5,339	131	(d)	5,470	18	(b)	5,488

Total liabilities	89,586	(206)		89,380	10		89,390
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	213,374	—		213,374	—		213,374
Shares held in trust	(453)	—		(453)	—		(453)
Retained earnings (accumulated deficit)	(108,059)	705	(d)	(107,354)	218		(107,136)
Accumulated other comprehensive income	9,438	29	(d)	9,467	2	(c)	9,469

Total shareholders’ equity	114,315	734		115,049	220		115,269

Total Liabilities & Equities	$203,901	$528		$204,429	$230		$204,659

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
145	impact of foreign exchange translation at 3/31/07

$1,315	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(37)	impact of foreign exchange translation at 3/31/07

$(338)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(50)	impact of foreign exchange translation at 3/31/07

$(449)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
13	impact of foreign exchange translation at 3/31/07

$112	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
15	impact of foreign exchange translation at 3/31/07

$131	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
80	impact of foreign exchange translation at 3/31/07

$29	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-14

Fuel Systems Solutions, Inc.

Statement of Operations

Quarter Ended June 30, 2007

	Quarter Ended June 30, 2007
(in thousands, except per share data)	As Previously Reported in Q2 2007 Form 10-Q	Recorded Adjustments	As Previously Reported in Q2 2007 Form 10-Q	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$65,552	$—	$65,552	$—		$65,552
Cost of revenue	51,065	—	51,065	(280	)(a)	50,785

Gross profit	14,487	—	14,487	280		14,767

Total operating expenses	11,388	—	11,388	—		11,388

Operating income	3,099	—	3,099	280		3,379
Other income, net	(415)	—	(415)	—		(415)
Interest expense, net	(201)	—	(201)	—		(201)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	2,483	—	2,483	280		2,763
Equity share in earnings of unconsolidated affiliates	107	—	107	—		107
Income tax expense	(1,725)	—	(1,725)	(90	)(a)	(1,815)

Income from operations before minority interests	865	—	865	190		1,055
Minority interest in income of consolidated subsidiaries	(470)	—	(470)	(8	)(b)	(478)

Net income	$395	$—	$395	$182		$577

Net income per share:
Basic	$0.03	$—	$0.03	$0.01		$0.04

Diluted	$0.03	$—	$0.03	$0.01		$0.04

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-15

Fuel Systems Solutions, Inc.

Balance Sheet

Quarter Ended June 30, 2007

(in thousands)	Quarter Ended June 30, 2007
Balance Sheet	As Previously Reported in Q2 2007 Form 10-Q	Recorded Adjustments		As Restated in 2007 10-K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$28,902	$—		$28,902	$—		$28,902
Net accounts receivable	50,290	—		50,290	—		50,290
Net inventory	55,117	1,335	(d)	56,452	280	(a)	56,732
Deferred tax assets	2,987	(343	)(d)	2,644	(104	)(a)	2,538
					(2	)(c)
Other current assets	3,118	—		3,118	—		3,118
Related party receivables	769	—		769	—		769

Total current assets	141,183	992		142,175	174		142,349
Net equipment and leasehold improvements	21,965	—		21,965	—		21,965
Goodwill	40,916	(454	)(d)	40,462	—		40,462
Net deferred tax assets	17	—		17	—		17
Intangible assets, net	9,613	—		9,613	—		9,613
Investment in affiliates	1,706	—		1,706	—		1,706
Other assets	1,366	—		1,366	—		1,366
Related party receivables—long term	3,972	—		3,972	—		3,972

TOTAL ASSETS	$220,738	$538		$221,276	$174		$221,450

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,686	$—		$33,686	$—		$33,686
Other accrued expenses	24,826	—		24,826	—		24,826
Current revolving line of credit	5,237	—		5,237	—		5,237
Current maturities of long-term debt	3,443	—		3,443	—		3,443
Current portion or capital leases	415	—		415	—		415
Deferred tax liabilities	—	113	(d)	113	(14	)(a)	98
					(1	)(c)
Related party payables	4,236	—		4,236	—		4,236

Total current liabilities	71,843	113		71,956	(15)		71,941
Term loans	11,949	—		11,949	—		11,949
Capital leases	615	—		615	—		615
Other liabilities	5,721	—		5,721	—		5,721
Deferred tax liability	5,971	(454	)(d)	5,517	—		5,517
Minority interest	5,093	132	(d)	5,225	8	(b)	5,233

Total liabilities	101,192	(209)		100,983	(7)		100,976
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	216,068	—		216,068	—		216,068
Shares held in trust	(396)	—		(396)	—		(396)
Retained earnings (accumulated deficit)	(107,664)	705	(d)	(106,959)	182		(106,777)
Accumulated other comprehensive income	11,523	42	(d)	11,565	(1	)(c)	11,564

Total shareholders’ equity	119,546	747		120,293	181		120,474

Total Liabilities & Equities	$220,738	$538		$221,276	$174		$221,450

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
165	impact of foreign exchange translation at 3/31/07

$1,335	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(42)	impact of foreign exchange translation at 3/31/07

$(343)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(55)	impact of foreign exchange translation at 3/31/07

$(454)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
14	impact of foreign exchange translation at 3/31/07

$113	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
16	impact of foreign exchange translation at 3/31/07

$132	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
93	impact of foreign exchange translation at 3/31/07

$42	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-16

Fuel Systems Solutions, Inc.

Statement of Operations

Quarter Ended September 30, 2007

	Quarter Ended September 30, 2007
(in thousands, except per share data)	As Previously Reported in Q3 2007 Form 10-Q	Recorded Adjustments	As Previously Reported in Q3 2007 Form 10-Q	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$65,235	$—	$65,235	$—		$65,235
Cost of revenue	49,530	—	49,530	(229	)(a)	49,301

Gross profit	15,705	—	15,705	229		15,934

Total operating expenses	12,309	—	12,309	—		12,309

Operating income	3,396	—	3,396	229		3,625
Other income, net	(902)	—	(902)	—		(902)
Interest expense, net	(203)	—	(203)	—		(203)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	2,291	—	2,291	229		2,520
Equity share in earnings of unconsolidated affiliates	114	—	114	—		114
Income tax expense	(2,224)	—	(2,224)	(70	)(a)	(2,294)

Income from operations before minority interests	181	—	181	159		340
Minority interest in income of consolidated subsidiaries	(540)	—	(540)	(18	)(b)	(558)

Net loss	$(359)	$—	$(359)	$141		$(218)

Net loss per share:
Basic	$(0.02)	$—	$(0.02)	$0.01		$(0.01)

Diluted	$(0.02)	$—	$(0.02)	$0.01		$(0.01)

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-17

Fuel Systems Solutions, Inc. Exhibit E-17

Balance Sheet

Quarter and Nine Months Ended September 30, 2007

(in thousands)	Quarter and Nine Months Ended September 30, 2007
Balance Sheet	As Previously Reported in Q3 2007 Form 10-Q	Recorded Adjustments		As Restated in 2007 10- K	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$26,279	$—		$26,279	$—		$26,279
Net accounts receivable	46,164	—		46,164	—		46,164
Net inventory	66,740	1,412	(d)	68,152	229	(a)	68,386
					5	(c)
Deferred tax assets	3,056	(363	)(d)	2,693	(77	)(a)	2,613
					(3	)(c)
Other current assets	4,141	—		4,141	—		4,141
Related party receivables	181	—		181	—		181

Total current assets	146,561	1,049		147,610	154		147,764
Net equipment and leasehold improvements	23,558	—		23,558	—		23,558
Goodwill	45,689	(481	)(d)	45,208	—		45,208
Net deferred tax assets	18	—		18	—		18
Intangible assets, net	13,305	—		13,305	—		13,305
Investment in affiliates	1,894	—		1,894	—		1,894
Other assets	1,523	—		1,523	—		1,523
Related party receivables - long term	4,179	—		4,179	—		4,179

TOTAL ASSETS	$236,727	$568		$237,295	$154		$237,449

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$45,542	$—		$45,542	$—		$45,542
Other accrued expenses	22,335	—		22,335	—		22,335
Current revolving line of credit	3,092	—		3,092	—		3,092
Current maturities of long-term debt	4,080	—		4,080	—		4,080
Current portion or capital leases	429	—		429	—		429
Deferred tax liabilities	—	120	(d)	120	(7	)(a)	111
					(2	)(c)
Related party payables	5,213	—		5,213	—		5,213

Total current liabilities	80,691	120		80,811	(9)		80,802
Term loans	10,587	—		10,587	—		10,587
Capital leases	511	—		511	—		511
Other liabilities	5,884	—		5,884	—		5,884
Deferred tax liability	7,515	(481	)(d)	7,034	—		7,034
Minority interest	5,933	140	(d)	6,073	18	(b)	6,092
					1	(c)

Total liabilities	111,121	(221)		110,900	10		110,910
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	216,206	—		216,206	—		216,206
Shares held in trust	(423)	—		(423)	—		(423)
Retained earnings (accumulated deficit)	(108,229)	705	(d)	(107,524)	141		(107,383)
Accumulated other comprehensive income	18,037	84	(d)	18,121	3	(c)	18,124

Total shareholders’ equity	125,606	789		126,395	144		126,539

Total Liabilities & Equities	$236,727	$568		$237,295	$154		$237,449

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
242	impact of foreign exchange translation at 3/31/07

$1,412	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(62)	impact of foreign exchange translation at 3/31/07

$(363)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(82)	impact of foreign exchange translation at 3/31/07

$(481)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
21	impact of foreign exchange translation at 3/31/07

$120	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
24	impact of foreign exchange translation at 3/31/07

$140	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
135	impact of foreign exchange translation at 3/31/07

$84	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-18

Fuel Systems Solutions, Inc. Exhibit E-18

Statement of Operations

Year to Date Ended September 30, 2007

	Year to Date Ended September 30, 20073
(in thousands, except per share data)	As Previously Reported in Q3 2007 Form 10-Q	Recorded Adjustments	As Previously Reported in Q3 2007 Form 10-Q	Adjustments Not Recorded		Balances Including Unrecorded Adjustments
Statement of Operations
Revenue	$185,621	$—	$185,621	$—		$185,621
Cost of revenue	141,650	—	141,650	(229	)(a)	141,421

Gross profit	43,971	—	43,971	229		44,200

Total operating expenses	33,708	—	33,708	—		33,708

Operating income	10,263	—	10,263	229		10,492
Other income, net	(1,566)	—	(1,566)	—		(1,566)
Interest expense, net	(693)	—	(693)	—		(693)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	8,004	—	8,004	229		8,233
Equity share in earnings of unconsolidated affiliates	384	—	384	—		384
Income tax expense	(5,856)	—	(5,856)	(70	)(a)	(5,926)

Income from operations before minority interests	2,532	—	2,532	159		2,691
Minority interest in income of consolidated subsidiaries	(1,477)	—	(1,477)	(18	)(b)	(1,495)

Net income	1,055	—	1,055	141		1,196

Net loss per share:
Basic	0.07	—	0.07	0.01		0.08

Diluted	0.07	—	0.07	0.01		0.08

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-19

Fuel Systems Solutions, Inc. Exhibit E-19

Statement of Operations

Quarter Ended December 31, 2007

	Quarter Ended December 31, 2007
(in thousands, except per share data)	Results Before Adjustments	Recorded Adjustments from 2006 and 2007		Derived from Reported 2007 Form 10-K
Statement of Operations
Revenue	$79,711	$—		$79,711
Cost of revenue	59,759	(229	)(a)	59,530

Gross profit	19,952	229		20,181

Total operating expenses	11,141	—		11,141

Operating income	8,811	229		9,040
Other income, net	(285)	—		(285)
Interest expense, net	(268)	—		(268)

Income from operations before income taxes, equity share in earnings of
unconsolidated affiliates and minority interests	8,258	229		8,487
Equity share in earnings of unconsolidated affiliates	32	—		32
Income tax expense	(3,242)	(70	)(a)	(3,312)

Income from operations before minority interests	5,048	159		5,207
Minority interest in income of consolidated subsidiaries	(348)	(18	)(b)	(366)

Net income	$4,700	$141		$4,841

Net loss per share:
Basic	$0.30	$0.01		$0.31

Diluted	$0.30	$0.01		$0.31

(a)	Represents adjustments from 2006 and Q1, Q2 and Q3 2007 to correct an accounting error relating to capitalizing certain costs some associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents adjustments from 2006 and Q1, Q2 and Q3 2007 to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Exhibit E-20

Fuel Systems Solutions, Inc. Exhibit E-20

Balance Sheet

Quarter and Year Ended December 31, 2007

(in thousands)	Quarter and Year Ended December 31, 2007
Balance Sheet	Results Before Adjustments	Recorded Adjustments from 2005 Restatement		Results After 2005 Adjustments	Recorded Adjustments from 2006 and 2007		As Reported in 2007 Form 10-K
ASSETS
Current assets:
Cash and cash equivalents	$26,797	$—		$26,797	$—		$26,797
Net accounts receivable	51,876	—		51,876	—		51,876
Net inventory	68,657	1,412	(d)	70,069	229	(a)	70,325
					27	(c)
Deferred tax assets	2,692	(363	)(d)	2,329	(77	)(a)	2,248
					(4	)(c)
Other current assets	3,820	—		3,820	—		3,820
Related party receivables	44	—		44	—		44

Total current assets	153,886	1,049		154,935	175		155,110
Net equipment and leasehold improvements	25,040	—		25,040	—		25,040
Goodwill	46,982	(496	)(d)	46,486	—		46,486
Net deferred tax assets	184	—		184	—		184
Intangible assets, net	13,059	—		13,059	—		13,059
Investment in affiliates	2,310	—		2,310	—		2,310
Other assets	1,731	—		1,731	—		1,731
Related party receivables - long term	3,450	—		3,450	—		3,450

TOTAL ASSETS	$246,642	$553		$247,195	$175		$247,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$50,314	$—		$50,314	$—		$50,314
Other accrued expenses	19,666	—		19,666	—		19,666
Current revolving line of credit	3,307	—		3,307	—		3,307
Current maturities of long-term debt	4,791	—		4,791	—		4,791
Current portion or capital leases	428	—		428	—		428
Deferred tax liabilities	—	120	(d)	120	(7	)(a)	117
					4	(c)
Related party payables	5,921	—		5,921	—		5,921

Total current liabilities	84,427	120		84,547	(3)		84,544
Term loans	9,449	—		9,449	—		9,449
Capital leases	431	—		431	—		431
Other liabilities	5,860	—		5,860	—		5,860
Deferred tax liability	5,928	(496	)(d)	5,432	—		5,432
Minority interest	6,439	140	(d)	6,579	18	(b)	6,601
					4	(c)

Total liabilities	112,534	(236)		112,298	19		112,317
Stockholders’ equity:
Preferred stock	—	—		—	—		—
Common stock	15	—		15	—		15
Additional paid-in capital relating to common stock	216,483	—		216,483	—		216,483
Shares held in trust	(432)	—		(432)	—		(432)
Retained earnings (accumulated deficit)	(103,530)	705	(d)	(102,825)	141		(102,684)
Accumulated other comprehensive income	21,572	84	(d)	21,656	15	(c)	21,671

Total shareholders’ equity	134,108	789		134,897	156		135,053

Total Liabilities & Equities	$246,642	$553		$247,195	$175		$247,370

(a)	Represents an adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents the adjustment to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.
(c)	Represents the impact of foreign exchange translation related to the accounting error adjustments.
(d)	Represents cumulative effect of 2005 adjustments

$1,170	cumulative adjustment to inventory as of 12/31/05
242	impact of foreign exchange translation at 3/31/07

$1,412	total cumulative adjustment to inventory from 2005

$(301)	cumulative adjustment to current deferred tax asset as of 12/31/05
(62)	impact of foreign exchange translation at 3/31/07

$(363)	total cumulative adjustment to current deferred tax asset from 2005

$(399)	cumulative adjustment to goodwill and long-term deferred tax liability as of 12/31/05
(97)	impact of foreign exchange translation at 3/31/07

$(496)	total cumulative adjustment to goodwill and long-term deferred tax liability from 2005

$99	cumulative adjustment to current deferred tax liability as of 12/31/05
21	impact of foreign exchange translation at 3/31/07

$120	total cumulative adjustment to current deferred tax liability from 2005

$116	cumulative adjustment to minority interest liability as of 12/31/05
24	impact of foreign exchange translation at 3/31/07

$140	total cumulative adjustment to minority interest liability from 2005

$(51)	cumulative adjustment to accumulated other comprehensive loss as of 12/31/05
135	impact of foreign exchange translation at 3/31/07

$84	total cumulative adjustment to accumulated other comprehensive loss from 2005

Exhibit E-21

Fuel Systems Solutions, Inc. Exhibit E-21

Statement of Operations

Year Ended December 31, 2007

	Year Ended December 31, 2007
(in thousands, except per share data)	Results Before Adjustments	Recorded Adjustments from 2006 and 2007		Derived from Reported 2007 Form 10-K
Statement of Operations
Revenue	$265,331	$—		$265,331
Cost of revenue	201,409	(229	)(a)	201,180

Gross profit	63,922	229		64,151

Total operating expenses	44,852	—		44,852

Operating income	19,070	229		19,299
Other income, net	(1,848)	—		(1,848)
Interest expense, net	(963)	—		(963)

Income from operations before income taxes, equity share in earnings of unconsolidated affiliates and minority interests	16,259	229		16,488
Equity share in earnings of unconsolidated affiliates	416	—		416
Income tax expense	(9,096)	(70	)(a)	(9,166)

Income from operations before minority interests	7,579	159		7,738
Minority interest in income of consolidated subsidiaries	(1,825)	(18	)(b)	(1,843)

Net income	$5,754	$141		$5,895

Net loss per share:
Basic	$0.37	$0.01		$0.38

Diluted	$0.37	$0.01		$0.38

(a)	Represents adjustments from 2006 and Q1, Q2 and Q3 2007 to correct an accounting error relating to capitalizing certain costs some associated with inventory at some of our foreign subsidiaries and the related income tax thereon.
(b)	Represents adjustments from 2006 and Q1, Q2 and Q3 2007 to minority interest as a result of the adjustment to correct an accounting error relating to capitalizing certain costs associated with inventory at our consolidated 51% owned foreign subsidiary.

Fuel Systems Solutions, Inc. Assessment of Materiality of Out of Period Adjustments Restatement of Consolidated Financial Statements (2005 and 2006)	Exhibit F

Background

In connection with the audit of the consolidated financial statements of Fuel Systems Solutions, Inc. (the “Company”) for the year ended December 31, 2007, the Company determined that it had incorrectly accounted for certain costs associated with inventory at its subsidiaries in Italy, Netherlands and Australia. On March 18, 2008, the Company filed a Form 8-K that informed the public the Company determined its previously-issued consolidated financial statements should not be relied upon due to the Company’s review of its accounting for inventory practices at certain of its subsidiaries, and the Company would need to restate its consolidated financial statements for 2005 and 2006.

The restated consolidated financial statements as of and for the year ended December 31, 2005 include an adjustment to correct an accounting error relating to capitalizing certain labor and overhead costs associated with the build-up of inventory at some of the Company’s foreign subsidiaries for the year ended December 31, 2005. The impact of the correction, net of taxes, decreased the Company’s net loss by $705,000 for the year ended December 31, 2005.

The consolidated balance sheet as of December 31, 2005 also reflects an adjustment to correct an error in the purchase accounting for the acquisition of the second 50% of BRC in 2005. The deferred tax liability established based on the purchase price allocation relating to the step-up in intangible assets was incorrectly calculated. The adjustment resulted only in a restatement of the balance sheet, reducing both goodwill and long-term deferred tax liability by $399,000.

The Company restated its consolidated balance sheet as of December 31, 2005 and related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2005. As a result of the restatement of the December 31, 2005 consolidated financial statements, the Company restated (1) the consolidated balance sheets as of December 31, 2006 and related consolidated statement of stockholders’ equity, (2) the unaudited quarterly consolidated balance sheets for the period end of each of the first three quarters in 2007 and (3) the unaudited quarterly consolidated balance sheets for the period end of each of the quarters in 2006. The restatement did not result in a change to previously reported revenue, total cash and cash equivalents, or cash flows provided by (used in) operations shown in its historical financial statements.

Quantitative Effects on Prior Periods

The Company reviewed the quantitative effect of the errors on its consolidated financial statements for the years ended December 31, 2005 and December 31, 2006 and the quarters ended March 31, 2006 and 2007, June 30, 2006 and 2007, and September 30,

Fuel Systems Solutions, Inc.

Assessment of Materiality of Out of Period Adjustments

Restatement of Consolidated Financial Statements (2005 and 2006)

2006 and 2007 under both the “rollover” and “iron curtain” approaches. The initial quantitative basis for the review of the effect of the errors was guidance from Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements (“SAB 108”).

Based on the Company’s quantitative analysis of the errors on its consolidated financial statements under the iron curtain method, correcting the errors from the year ended December 31, 2005 in the fourth quarter 2007 consolidated financial statements would have resulted in a material change in the Company’s results for the fourth quarter of 2007. In accordance with SAB 108, since the errors from 2005 were material to the results for the fourth quarter of 2007, the Company restated its results of operations for the year ended December 31, 2005 to correct the errors for that period even though the errors were not material to that period.

After correcting the errors in the consolidated financial statements as of and for the year ended December 31, 2005, the Company quantified the impact to the consolidated financial statements as of and for the year ended December 31, 2006 and each quarterly period in 2006 and 2007 through the quarterly period ended September 30, 2007 under both the rollover and iron curtain methods. After recording the effects of the errors in the consolidated financial statements as of and for the year ended December 31, 2005, the Company concluded the unrecorded errors were not material to any of the Company’s consolidated financial statements within any quarterly or annual reporting period during fiscal years 2006 or 2007.

Please refer to Exhibit A which details the amount of the errors identified with respect to both pre-tax earnings, net income and earnings per share for each quarterly period impacted and by fiscal year.

Analysis of Qualitative Materiality Considerations

Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) recognizes that misstatements are not immaterial simply because they may fall below certain quantitative thresholds. Qualitative factors may be present that render otherwise immaterial quantitative effects material in the circumstances. In other circumstances, we believe qualitative materiality considerations may suggest that quantitative errors in excess of traditional materiality benchmarks are not material. Accordingly, we used quantitative and qualitative factors in combination in assessing materiality.

SAB 99 provides a list of nine qualitative materiality considerations which are among the items that should be considered when assessing materiality. Management addressed each of these nine items when completing its materiality analysis and did not find any of the following factors present:

Fuel Systems Solutions, Inc.

Assessment of Materiality of Out of Period Adjustments

Restatement of Consolidated Financial Statements (2005 and 2006)

1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The errors related to capitalizing certain labor and overhead costs associated with the build-up of inventory involve some estimates for the burden rate of labor and overhead costs on inventory production, and as a result, these errors are not items that can be measured precisely.

2. Whether the misstatement masks a change in earnings or other trends. The impact did not change our earnings trend when comparing our results to prior year results or sequential period results.

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. The impact did not hide a failure to meet analyst estimates since there was no coverage during the periods which had errors except for second quarter 2006 in which our earnings per share (“EPS”) was significantly below analyst estimates1 for EPS for that particular quarter by $0.07 per share. Therefore, we believe the impact under both the rollover and iron curtain methods of increasing EPS by $0.01 per share (from $0.11 per diluted share to $0.12 per share) in the second quarter of 2006 would not have caused investors to alter their investment decision with respect to our stock.

When considering whether to restate our consolidated financial statements for the errors, we considered the timing of our financial statement filings for the first, second and third quarters of 2007. We filed our quarterly reports on Form 10-Q for the first quarter and second quarter of 2007 late in the year on October 31, 2007 due to our voluntary stock option investigation and related restatement, and we filed our quarterly report on Form 10-Q for the third quarter a few weeks after on November 14, 2007. Since we were delayed in our filings during 2007, there was no updated analyst guidance for any of those periods. Under the rollover method, the EPS impact on the first quarter of 2007 was only $0.01 per share and there was no EPS impact to the second and third quarters of 2007. Under the iron curtain method, the EPS impact on each of the first, second and third quarters of 2007 was only $0.01 per share. Also, our quarterly filings during 2007 were delayed. Therefore we concluded that the effect of the unrecorded adjustments would not have caused investors to alter their investment decision with respect to our stock.

4. Whether the misstatement changes a loss into income or vice versa. This should be analyzed for all years and quarters affected. The errors did not change the net loss into net income or the net income to net loss for any of the quarterly and annual periods affected.

(1)	John Quealy with Canaccord Adams issued an analyst report on June 13, 2006, which reflected an EPS estimate of $0.18 per share for the second quarter of 2006.

Fuel Systems Solutions, Inc.

Assessment of Materiality of Out of Period Adjustments

Restatement of Consolidated Financial Statements (2005 and 2006)

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. We operate in two business segments, which were both impacted by the errors. We measure our segments based on revenue and operating income. Under the rollover method, the effect of errors on operating income of each segment was no more than 5.7% on any one period.

We have summarized the effects of the unrecorded errors to each segment under the iron curtain method in Exhibit F. The effect of errors on operating income of each segment in each quarterly period and for the year ended December 2006 was no more than 8.0% on any one period. In 2007, the effect of errors on operating income on our BRC operations segment was 12.4% in the first quarter, 13.4% in the second quarter and 6.1% in the third quarter.

For 2007 and prior, both business segments contributed equally to our business and neither business segment was more significant than the other. Also, as noted in #3 above, we filed our quarterly reports on Form 10-Q for the first quarter and second quarter of 2007 late in the year on October 31, 2007 due to our voluntary stock option investigation and related restatement, and we filed our quarterly report on Form 10-Q for the third quarter a few weeks after on November 14, 2007. Therefore, we concluded that the effect of the unrecorded adjustments to each segment would not have caused investors to alter their investment decision with respect to our stock.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements. The errors did not affect our compliance with regulatory requirements. Our regulatory requirements are based on our ability to comply with national and state emission requirements for our products and not financial requirements.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The errors did not affect our compliance with loan covenants or other contractual requirements. The foreign subsidiaries impacted do not have loan covenants, except BRC, our Italian subsidiary. BRC’s loan covenants, which have requirements for minimum net assets and minimum debt to equity ratio, were not affected by the adjustments.

8. Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. There were no bonuses paid in 2005 that were based on Company earnings, and the impact on 2006 bonuses in aggregate would have been a negligible amount (less than $3,000 in the aggregate for all employees eligible to participate in the bonus plan). As a result, we conclude that the misstatements did not have an effect of increasing management’s compensation.

Fuel Systems Solutions, Inc.

Assessment of Materiality of Out of Period Adjustments

Restatement of Consolidated Financial Statements (2005 and 2006)

9. Whether the misstatement involves concealment of an unlawful transaction. The errors related to capitalizing certain labor and overhead costs associated with the build-up of inventory as well as the error in purchase accounting for the second 50% of BRC were the result of an error in the application of U.S. GAAP accounting to lawful transactions. Therefore, the errors did not involve the concealment of unlawful transactions.

The Company also considered whether the errors resulting in the restatements were “intentional” and determined they were not.

Since management did not find any qualitative factors present in its materiality analysis, we concluded at the time of the restatement and we continue to conclude that the misstatements were not material on a qualitative basis.

Analysis of the Effects on Current Period Financial Statements

In accordance with SAB 108, since the errors from 2005 were material to the results for the fourth quarter of 2007, the Company restated its results of operations for the year ended December 31, 2005 to correct the errors for that period even though the errors were not material to that period.

Overall Conclusion

After the Company considered all of the relevant quantitative and qualitative factors related to the correction of the errors, as discussed above, even though the Company determined that the impact on prior year financial statements was not material, the correction, if recorded on an iron curtain basis, would have been material to the December 31, 2007 financial statements. Therefore, the Company restated its prior year financial statements for the immaterial errors in the December 31, 2007 financial statement and in accordance with SAB 108 are not required to amend reports previously filed with the SEC.

Internal Control and Other Considerations

The Company has evaluated the control deficiencies that resulted in these restatements. The control deficiencies related to inventory were determined to be a material weakness when aggregated with other identified deficiencies, which have been subsequently corrected. During the preparation of the consolidated financial statements for the fourth quarter of fiscal 2007, management’s identification of errors related to inventory valuations at BRC as well as at our subsidiaries in the Netherlands and Australia, was identified as a material weakness related to lack of sufficient technical expertise in U.S. GAAP.

Fuel Systems Solutions, Inc.

Assessment of Materiality of Out of Period Adjustments

Restatement of Consolidated Financial Statements (2005 and 2006)

Upon discovery of the errors, our corporate accounting group reviewed inventory valuations to ensure that these amounts were properly recorded and presented in our consolidated financial statements. We have since implemented planned remediation efforts regarding the material weaknesses in internal controls related to an ineffective control environment at BRC, which included the following:

•

We have taken remedial action with respect to internal controls surrounding our financial close procedures at BRC. Quarterly, the Fuel Systems Corporate Controller or International Controller visits BRC to conduct an in-depth review of BRC’s quarterly financial statements and the preparation of BRC’s consolidating financial statements;

•

We hired a new Finance and Accounting Controller for BRC in April 2008 who demonstrates the requisite U.S. GAAP technical expertise and who reports directly to the International Controller. We will also continue to provide supplemental training to the BRC accounting staff on the application of relevant U.S. GAAP.

•

During 2007, we hired a Director of Sarbanes-Oxley Compliance and an additional audit personnel who performed internal audit procedures of our non-U.S. subsidiaries. One of these additional audit personnel is an auditor headquartered at our BRC operations who was hired in January 2008 to be directly responsible for coordinating with BRC accounting staff to improve the control environment.

Management has completed its remediation efforts as of the date of the filing of our December 31, 2008 Form 10-K. Accordingly, management deemed these material weaknesses to be fully remediated as of that date.